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                               EXPLANATORY NOTE


        On November 6, 2000, The Goldman Sachs Group Inc. submitted for filing a Form 8-A to register 0.25% Exchangeable Index-Linked Notes due November 7, 2005 (Linked to the Nasdaq-100 Index (R)) pursuant to Section 12(b) of the Securities Exchange Act of 1934 without the required conformed signature page. The Goldman Sachs Group Inc. are resubmitting this Form 8-A with the required conformed signature page.